U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Waters, Jr.                          Richard                 D.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                10020
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol

NuCo2, Inc.  ("NUCO")

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



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4.   Statement for Month/Day/Year

Ocotber 21, 2002

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Reporte-   Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
                                                                                                  and 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                       10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or                                Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-        3A.Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,    Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity      rted      (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares     5)      ion(s)     4)     4)
                                                                                                             (Instr. 4)
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
Options
(right
to                                                                               Common
purchase)      $7.25   N/A             N/A  N/A   N/A   N/A     (FN 1)  10/02/09 Stock     6,000    N/A       6,000     D
                                                                                                                       (FN 2)
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Options (right
to                                                                               Common
purchase)      $7.82   N/A             N/A  N/A   N/A   N/A     (FN 3)  1/01/11  Stock     10,000   N/A       10,000    D
                                                                                                                       (FN 2)
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                                                                                 Common
Warrants       $6.65   N/A             N/A  N/A   N/A   N/A     Immed.  10/31/04 Stock     335,101  N/A       665,403   I     (FN 4)
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                                                                                 Common
Warrants       $6.65   N/A             N/A  N/A   N/A   N/A     Immed.  10/31/05 Stock     330,302  N/A       665,403   I     (FN 4)
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Convertible
Preferred                                                                        Common
Stock (FN 6)   $9.28   N/A             N/A  N/A   N/A   N/A     Immed     N/A    Stock     628,927  N/A       628,927   I     (FN 4)
                (FN 5)
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Options
(right                                                                           Common
to purchase)   $8.69   10/21/02         A         6,000         (FN 7)  10/21/12 Stock      6,000   N/A       6,000     D
                                                                                                                       (FN 2)
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

Explanation of Responses:

(1) One-third of the number of shares subject to the option were exercisable commencing on October 20, 2000, one-third of the number of shares subject to the option were exercisable commencing on October 20, 2001 and the final one-third of the number of shares subject to the option were exercisable commencing on October 20, 2002.

(2) The option was granted to the reporting person, but as a Managing Director of the general partner of JPMP Master Fund Manager L.P. ("MF Manager"), which is the general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the owner of the securities, the reporting person is contractually obligated to exercise the option at the request of, and to transfer any shares issued under the stock option to, JPM BHCA.

(3) One-fifth of the number of shares subject to the option were exercisable commencing January 2, 2001, one-fifth of the number of shares subject to the option were exercisable commencing January 2, 2002, one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2003, one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2004 and the final one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2005.

(4) The amounts shown represent the beneficial ownership of the Issuer's equity securities by JPM BHCA. A portion of these securities may be deemed attributable to the reporting person because he is a Managing Director of the general partner of MF Manager and a limited partner of MF Manager. The actual pro rata portion of the Issuer's securities that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager. The reporting person disclaims beneficial ownership to the extent it exceeds his pecuniary interest in MF Manager.

(5) Pursuant to the anti-dilution provisions of the warrants and the convertible preferred stock, the number of shares of common stock issuable upon exercise of outstanding warrants increased and the conversion price of the Convertible Preferred Stock decreased as the result of a private placement effected on August 22, 2002.

(6) Dividends are payable in kind if not paid in cash.

(7) One-third of the number of shares subject to the option are exercisable commencing on October 21, 2003, one-third of the number of shares subject to the option are exercisable commencing on October 21, 2004 and the final one-third of the number of shares subject to the option are exercisable commencing on October 21, 2005.



/s/  Richard D. Waters, Jr.                                      10/23/02
---------------------------------------------            -----------------------
     Richard D. Waters, Jr.                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.